51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

QUATERRA RESOURCES INC. (the “Company”)
1100 – 1199 West Hastings Street
Vancouver, BC V6E 3T5

Item 2 Date of Material Change

April 12, 2013

Item 3 News Release

A news release was issued in Vancouver, British Columbia on April 12, 2013 and distributed through Marketwire.

Item 4 Summary of Material Change

QUATERRA AND GRANDE PORTAGE FILE HERBERT GOLD PROJECT
NI 43-101 COMPLIANT TECHNICAL REPORT ON SEDAR

VANCOUVER, B.C. — Quaterra Resources Inc. (TSX-V: QTA, NYSE-MKT: QMM) and its joint venture partner Grande Portage Resources Ltd. (TSX-V GPG) today announced they have filed with SEDAR a Canadian National Instrument 43-101-compliant technical report on the Herbert Gold Project located near Juneau, Alaska.

The Report was prepared by D.G. DuPre & Associates of Delta, British Columbia. It follows the updated independent resource estimate for the Herbert Gold project announced in a news release on February 28, 2013, and prepared by D.G. DuPre & Associates. The technical report also includes a description of the project history, geology, mineralization, drilling, sampling procedures and laboratory Quality Assurance/Quality Control procedures, as well as recommendations. There are no material differences between the mineral resource estimates in the technical report and the February news release.

Item 5 Full Description of Material Change

See attached News Release dated April 12, 2013

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

The following officer of the Company is knowledgeable about the material change disclosed in this report: Dr. Thomas Patton, President. Tel: (604) 681-9805.

Item 9 Date of Report

April 12, 2013

April 12, 2013
QMM: NYSE MKT
QTA: TSX VENTURE
NR-4-13

QUATERRA AND GRANDE PORTAGE FILE HERBERT GOLD PROJECT
NI 43-101 COMPLIANT TECHNICAL REPORT ON SEDAR

VANCOUVER, B.C. — Quaterra Resources Inc. (TSX-V: QTA, NYSE-MKT: QMM) and its joint venture partner Grande Portage Resources Ltd. (TSX-V GPG) today announced they have filed with SEDAR a Canadian National Instrument 43-101-compliant technical report on the Herbert Gold Project located near Juneau, Alaska.

The Report was prepared by D.G. DuPre & Associates of Delta, British Columbia. It follows the updated independent resource estimate for the Herbert Gold project announced in a news release on February 28, 2013, and prepared by D.G. DuPre & Associates. The technical report also includes a description of the project history, geology, mineralization, drilling, sampling procedures and laboratory Quality Assurance/Quality Control procedures, as well as recommendations. There are no material differences between the mineral resource estimates in the technical report and the February news release.

The qualified persons for the DuPre technical report are David DuPre and Dr. David Webb. Mr. DuPre and Dr. Webb are independent of Grande Portage Resources Ltd. and Quaterra Respources Inc. and are Qualified Persons as defined by NI 43-101, and are responsible for the technical content of this press release.

The complete NI43-101-compliant technical report is available at www.sedar.com and on the companies' respective websites.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure note
The mining terms “indicated resource” and “inferred resource” are used in this news release in accordance with Canadian regulations but are not recognized by the United States Securities and Exchange Commission. For clarification, the Company has no properties that contain “reserves” as defined by the SEC and is providing the forgoing, in part, in order to meet its requirements under National Instrument 43-101 adopted by the BC Securities Commission and the Canadian Securities Administrators.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.